Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Publicly Listed Company EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING Consolidated summarized remote voting map According to CVM Instruction Nº 481/09, Itaú Unibanco Holding S.A. (“Company”) discloses the summarized voting map that consolidates the voting instructions received from the underwriter and the voting instructions directly received by the Company for each item presented in the remote voting form on the matters submitted for the resolution of the Extraordinary General Stockholders’ Meeting to be exclusively held online on April 26, 2022, 11:10 a.m., with the purpose to: Number of % over total Item Description - extraordinary agenda Voting shares voting Approve 4,565,586,481 99.99698 Amend the Bylaws to: (i) Change the notice period for calling the General 1 Stockholders’ Meeting to twenty one (21) from fifteen (15) days on first call, in Reject - -accordance with the provisions of the Brazilian Corporate Law: Abstain 138,100 0.00302 Approve 4,565,586,481 99.99698 2 Amend the Bylaws to: (ii) Provide for the annual election of members of the Reject - -Audit Committee: Abstain 138,100 0.00302 Approve 4,565,586,481 99.99698 Amend the Bylaws to: (iii) Update the independence criteria for the members of 3 the Audit Committee, in accordance with the provisions of the National Monetary Reject - -Council (CMN): Abstain 138,100 0.00302 Approve 4,565,586,481 99.99698 Amend the Bylaws to: (iv) Update the reelection rules for the members of the 4 Audit Committee, in accordance with the provisions of the National Monetary Reject - -Council (CMN): Abstain 138,100 0.00302 Approve 4,565,586,481 99.99698 5 Amend the Bylaws to: (v) Improve the wording of the representation rule for the Reject - -Company: Abstain 138,100 0.00302 Approve 4,565,586,481 99.99698 6 Consolidate the Bylaws by carrying out the amendments mentioned in Reject - -aforementioned and resulting adjustments to wording: Abstain 138,100 0.00302 Approve 4,544,303,197 99.53082 7 Update the Stock Grant Plan. Reject 21,283,284 0.46615 Abstain 138,100 0.00302 São Paulo-SP, April 25, 2022. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence